UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          STANDARD MOTOR PRODUCTS, INC.
                       (Name of Subject Company (Issuer))

                          STANDARD MOTOR PRODUCTS, INC.
                            (Filing Person (Offeror))

               6 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2009
                         (Title of Class of Securities)

                                   853666 AB1
                      (CUSIP Number of Class of Securities)

--------------------------------------------------------------------------------


                            CARMINE J. BROCCOLE, ESQ.
                  VICE PRESIDENT GENERAL COUNSEL AND SECRETARY
                          STANDARD MOTOR PRODUCTS, INC.
                              37-18 NORTHERN BLVD.
                           LONG ISLAND CITY, NY 11101
                                 (718) 392-0200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)


--------------------------------------------------------------------------------

                                 WITH A COPY TO:
                              BRIAN J. CALVEY, ESQ.
                            KELLEY DRYE & WARREN LLP
                               400 ATLANTIC STREET
                               STAMFORD, CT 06901
                                 (203) 324-1400

                            CALCULATION OF FILING FEE

===========================================================================
       TRANSACTION                                   AMOUNT OF FILING
      VALUATION(1)                                        FEE(2)
---------------------------------------------------------------------------
       $20,000,000                                        $1,116
===========================================================================


(1) For the purpose of calculating the filing fee only, this amount assumes the exchange of $20,000,000 principal amount of the existing 6 3/4% Convertible Subordinated Debentures due 2009 of Standard Motor Products, Inc. for $20,000,000 principal amount of newly issued 15% Convertible Subordinated Debentures due 2011.

(2) The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,116.00
Form or Registration No.:  Schedule TO (File No. 5-31214)
Filing Party:  Standard Motor Products, Inc.
Date Filed:  March 20, 2009

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

         |_|  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
         |_|  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

                                TABLE OF CONTENTS


Items 1. through 10.                                                           2


Item 12.                                                                      10


SIGNATURE                                                                     12


INDEX TO EXHIBITS                                                             13


EX-A.1.VI: OFFER TO EXCHANGE SUPPLEMENT


EX-A.5.II: PRESS RELEASE

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 to Schedule TO (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Standard Motor Products, Inc., a New York corporation (the "Company"), with the United States Securities and Exchange Commission (the "Commission") on March 20, 2009. This Amendment relates to the offer by the Company to exchange (the "Exchange Offer") $1,000 principal amount of its new 15% Convertible Subordinated Debentures due 2011 (the "New Debentures") for each $1,000 principal amount of its currently outstanding 6 3/4% Convertible Subordinated Debentures due 2009 (the "Old Debentures") validly tendered and accepted, up to a maximum of $20,000,000 principal amount on a pro rata basis. This Amendment amends and supplements the Schedule TO as set forth below.

         The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Company's Offer to Exchange dated March 20, 2009 (as may be amended or supplemented from time to time, the "Offer to Exchange") and the related letter of transmittal (the "Letter of Transmittal"), which were previously filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. The Offer to Exchange and the related Letter of Transmittal are incorporated herein by reference in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

         This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

         The Letter of Transmittal is hereby amended and supplemented as follows:

         1. The first complete sentence on the cover page of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

"THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 1, 2009, UNLESS EXTENDED BY THE COMPANY (SUCH TIME AND DATE, AS EXTENDED, THE "EXPIRATION DATE")."

         2. The second paragraph on page 1 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

         "THE OFFER TO EXCHANGE (AS DEFINED BELOW) AND THIS LETTER OF TRANSMITTAL ARE NOT BEING DISTRIBUTED IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER WOULD BE PROHIBITED BY SECURITIES OR "BLUE SKY" LAWS OF SUCH JURISDICTION."

ITEMS 1 THROUGH 10.

         Item 1. Summary Term Sheet, Item 4. Terms of the Transaction, Item 5. Past Contacts, Transactions, Negotiations and Agreements, Item 6. Purposes of the Transaction and Plans and Proposals, Item 7. Source and Amount of Funds or Other Consideration and Item 10. Financial Statements, each of which incorporates by reference certain information in the Offer to Exchange, are hereby amended as follows:

         3. The first complete sentence on the cover page of the Offer to Exchange is hereby amended and restated in its entirety as follows:

"THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 1, 2009, UNLESS WE EXTEND IT."

         4. The first sentence of the third paragraph on the cover page of the Offer to Exchange is hereby amended and restated in its entirety as follows:

         "The Exchange Offer will expire at 5:00 p.m., New York City time, on May 1, 2009, which we refer to as the "Expiration Date," unless we extend it."

         5. The last paragraph on the page of the Offer to Exchange following the Table of Contents is hereby amended and restated in its entirety as follows:

                  "This Offer to Exchange and the Letter of Transmittal are not being distributed in any jurisdiction in which the Exchange Offer would be prohibited by securities or "blue sky" laws of such jurisdiction."

         6. The block paragraph to the right of the caption "Expiration Date; Extension" in the section "Summary -- The Exchange Offer" on page 3 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

"The Exchange Offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on May 1, 2009, or any subsequent date to which we extend it. We may extend the Expiration Date for any reason; we will announce any extensions by press release or other permitted means no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date."

         7. The first sentence of the block paragraph to the right of the caption "Settlement Date" in the section "Summary -- The Exchange Offer" on page 3 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

"The settlement date in respect of any Old Debentures that are validly tendered and accepted for exchange is expected to be promptly following the Expiration Date and is anticipated to be May 6, 2009."

         8. The first sentence of the block paragraph to the right of the caption "Conditions to the Exchange Offer" in the section "Summary -- The Exchange Offer" on page 3 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

         "The Exchange Offer is conditioned upon (i) the consent of the requisite lenders under the Company's existing credit facility with respect to a waiver or modification of a restrictive provision which would otherwise prevent the Company from issuing the New Debentures in exchange for the Old Debentures and (ii) no tendering holder of Old Debentures being entitled to receive in the Exchange Offer a principal amount of New Debentures which would require prior shareholder approval under applicable rules of the New York Stock Exchange."

         9. The first paragraph under the caption "Expiration Date; Extensions; Amendments; Termination" in the section "The Exchange Offer" on page 15 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

         "The Exchange Offer expires at 5:00 p.m., New York City time, on May 1, 2009. We may, however, in our sole discretion, extend the period of time for which the Exchange Offer is open. References in this Offer to Exchange to the Expiration Date mean 5:00 p.m., New York City time, on May 1, 2009, or, if extended by us, the latest date to which the Exchange Offer is extended by us."

         10. The third sentence of the fifth paragraph under the caption "Expiration Date; Extensions; Amendments; Termination" in the section "The Exchange Offer" on page 15 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

"If we extend the Expiration Date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date."

         11. The paragraph under the caption "Settlement Date" in the section "The Exchange Offer" on page 16 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

         "The Settlement Date in respect of any Old Debentures that are validly tendered prior to the Expiration Date and accepted by us is expected to occur promptly following the Expiration Date and is anticipated to be May 6, 2009."

         12. The first bullet point under the caption "Conditions to the Exchange Offer" in the section "The Exchange Offer" on page 16 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

         "the consent of the requisite lenders under the Company's existing credit facility, dated as of March 20, 2007, among the Company, Mardevco Credit Corp. and Stanric, Inc., as borrowers, the other credit parties signatory thereto, as credit parties, the lenders signatory thereto from time to time, as lenders, General Electric Capital Corporation, as agent and a lender, Bank of America, N.A., as a lender and as co-syndication agent, Wachovia Bank, N.A., as a lender and as co-syndication agent and JPMorgan Chase Bank, N.A., as a lender and as documentation agent, is not received with respect to a waiver or modification of a restrictive provision which would otherwise prevent the Company from issuing the New Debentures in exchange for the Old Debentures;"

         13. The second bullet point under the caption "Conditions to the Exchange Offer" in the section "The Exchange Offer" on page 16 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

         "any tendering holder of Old Debentures shall be entitled to receive in the Exchange Offer a principal amount of New Debentures which would require prior shareholder approval under applicable rules of the New York Stock Exchange;"

         14. The first paragraph under the caption "Acceptance of Old Debentures and Delivery of New Debentures" in the section "The Exchange Offer" on page 21 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

         "If all of the conditions to the Exchange Offer are satisfied or waived prior to the Expiration Date, we will accept up to $20,000,000 aggregate principal amount of Old Debentures properly tendered and not withdrawn as of the Expiration Date and will issue the New Debentures promptly after the Expiration Date. If more than $20,000,000 aggregate principal amount of Old Debentures are tendered in the Exchange Offer, Old Debentures that were validly tendered will be accepted for exchange for New Debentures on a pro rata basis to be calculated by us. Proration will be based on the amount of Old Debentures that each holder has validly tendered in the Exchange Offer, and not on that holder's aggregate ownership of Old Debentures. For example, if the Exchange Offer is over-subscribed by 10%, each validly tendering holder will receive 90% of the New Debentures such holder would otherwise have received had the Exchange Offer not been over-subscribed by 10%. All tendering holders will be treated equally and no holder shall have any preference to, or be treated differently from, other tendering holders. Any Old Debentures not accepted for exchange as a result of proration will be returned to tendering holders promptly. We expect to announce any final proration factor within three business days after the Expiration Date. See "--Conditions to the Exchange Offer" above. For purposes of the Exchange Offer, our giving of oral or written notice of our acceptance to the Exchange Agent will be considered our acceptance of the Exchange Offer."

         15. The first paragraph under the caption "Miscellaneous" in the section "The Exchange Offer" on page 23 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

         "The conditions described above under "--Conditions to the Exchange Offer" are for our sole benefit. We may assert those conditions with respect to all or any portion of the Exchange Offer regardless of the circumstances giving rise to them, provided that we do not intend to assert any such condition with respect to any tendering holder of Old Debentures unless we assert it with respect to all tendering holders of Old Debentures. We may waive, in our discretion, any condition, in whole or in part, at any time prior to the Expiration Date of the Exchange Offer, provided that we do not intend to waive any condition with respect to an individual holder of Old Debentures unless we waive that condition for all tendering holders of Old Debentures. Our failure at any time to exercise our rights under any of the conditions described above does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time prior to the Expiration Date of the Exchange Offer. Any determination by us concerning the conditions described above will be final and binding upon all parties."

         16. The first sentence in the first paragraph in the section "Description of the New Debentures" on page 26 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

         "The Debentures will be issued under an indenture, to be dated as of May 6, 2009, between Standard Motor Products and HSBC Bank USA, N.A., as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Schedule TO (the "Indenture") of which this Offer to Exchange forms a part."

         17. The following two paragraphs are added to the section "Price Range of Common Stock" on page 40 of the Offer to Exchange immediately following the existing table:

                  "The high and low sale prices per share of our common stock during the first quarter of fiscal year 2009 were $4.29 and $1.36, respectively."

                  "The closing price per share of our common stock on the New York Stock Exchange on April 6, 2009 was $2.65."

         18. Clauses (iii) and (iv) of the first paragraph in the section "Documents Incorporated by Reference" on page 51 of the Offer to Exchange are herby deleted in their entirety and the semi-colon at the end of clause (ii) is replaced with a period.

         19. Item 10(a) of the Schedule TO is hereby amended and supplemented by the addition of the following clause after current clause (1) and the current clause (2) is renumbered clause (3):

         "(2) The information in the Offer to Exchange under the heading "Summary -- Summary Historical Consolidated Financial Data."

         The section "Summary" of the Offer to Exchange is hereby amended and supplemented by the addition of the following text at the end of such section:

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

                  The following table summarizes certain of our historical consolidated financial data for the periods indicated. The consolidated balance sheet data as of December 31, 2008 and 2007 and the consolidated statement of operations data for the years ended December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements. You should read the summary historical consolidated financial data set forth below in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2008 and the consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included therein and incorporated herein by reference. Our historical consolidated financial information may not be indicative of our future performance.


                                                                                   YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                        2008                2007                2006
                                                                 ---------------    ---------------    ---------------
                                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales ....................................................   $       775,241    $       790,185    $       812,024
Cost of sales ................................................           591,085            587,910            606,803
                                                                 ---------------    ---------------    ---------------
      Gross profit ...........................................           184,156            202,275            205,221
Selling, general and administrative expenses .................           166,199            167,928            166,400
Goodwill and intangible assets impairment charge .............            39,387               --                 --
Restructuring and integration expenses .......................            16,858             10,933              1,856
                                                                 ---------------    ---------------    ---------------
      Operating (loss) income ................................           (38,288)            23,414             36,965
Other income (expense), net ..................................            22,670              3,881               (383)
Interest expense .............................................            13,585             19,066             20,925
                                                                 ---------------    ---------------    ---------------
      Earnings (loss) from continuing operations before taxes            (29,203)             8,229             15,657
Provision for (benefit from) income taxes ....................            (8,105)             2,798              6,494
                                                                 ---------------    ---------------    ---------------
Earnings (loss) from continuing operations ...................           (21,098)             5,431              9,163
Earnings (loss) from discontinued operation, net of income tax
     of $1,198, $2,101 and $809 ..............................            (1,796)            (3,156)               248
                                                                 ---------------    ---------------    ---------------
      Net earnings (loss) ....................................   $       (22,894)   $         2,275    $         9,411
                                                                 ===============    ===============    ===============

CONSOLIDATED STATEMENT OF OPERATIONS DATA (CONTINUED):
Net earnings (loss) per common share - Basic:
      Earnings (loss)  from continuing operations ............   $         (1.14)   $          0.29    $          0.50
      Discontinued operation .................................             (0.10)             (0.17)              0.01
                                                                 ---------------    ---------------    ---------------
Net earnings (loss) per common share - Basic .................   $         (1.24)   $          0.12    $          0.51
                                                                 ===============    ===============    ===============
Net earnings (loss) per common share - Diluted:
      Earnings (loss) from continuing operations .............   $         (1.14)   $          0.29    $          0.50
      Discontinued operation .................................             (0.10)             (0.17)              0.01
                                                                 ---------------    ---------------    ---------------
Net earnings (loss) per common share - Diluted ...............   $         (1.24)   $          0.12    $          0.51
                                                                 ===============    ===============    ===============
Average number of common shares ..............................        18,500,229         18,530,548         18,283,707
                                                                 ===============    ===============    ===============
Average number of common shares and dilutive common shares ...        18,531,148         18,586,532         18,325,175
                                                                 ===============    ===============    ===============


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    ---------------------------------
                                                                                        2008                2007
                                                                                    --------------      -------------
                                                                                         (DOLLARS IN THOUSANDS,
                                                                                    EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA (AT END OF PERIOD):
   Cash and cash equivalents.................................................     $         6,608     $       13,261
   Working capital.............................................................           104,599            183,074
   Total assets................................................................           575,027            678,092
   Total debt..................................................................           194,157            255,311
   Long-term debt (excluding current portion)..................................               273             90,534
   Stockholders' equity........................................................           163,545            188,364
   Book value per share (1)....................................................              8.81              10.29

OTHER DATA:
   Depreciation and amortization...............................................   $        14,700     $       15,181
     Capital expenditures......................................................            10,500             13,995
     Dividends.................................................................             6,653              6,683



 (1) Book value per share of common stock was determined based on total stockholders' equity divided by common stock outstanding as of December 31, 2008 and 2007.
                                -----------------


                       UNAUDITED PRO FORMA FINANCIAL DATA

         The unaudited pro forma condensed consolidated balance sheet as of December 31, 2008 and the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2008 have been prepared to illustrate the effect of the exchange of $20,000,000 aggregate principal amount of our outstanding 6 3/4% convertible subordinated debentures due 2009 for $20,000,000 principal amount of 15% convertible subordinated debentures due 2011, as if the transaction occurred as of December 31, 2008 and January 1, 2008, respectively.

         The unaudited pro forma financial information should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2008 and the consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included therein and incorporated herein by reference. The unaudited pro forma financial information does not purport to represent the results of operations or financial condition that would have been reported had the events assumed therein occurred on the dates indicated, nor does it purport to be indicative of results of operations that may be achieved in the future.



                             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                  DECEMBER 31, 2008
                                              ----------------------------------------------------------
                                                HISTORICAL         ADJUSTMENTS              PRO FORMA
                                              ----------------    ---------------          -------------
                                                                       (IN
                                                                   THOUSANDS)

                   ASSETS
Current Assets:
    Cash and cash equivalents ......................   $   6,608         (200)(a)   $   6,408
    Accounts receivable, net .......................     174,401                      174,401
    Inventories, net ...............................     232,435                      232,435
    Deferred income taxes ..........................      20,038                       20,038
    Assets held for sale ...........................       1,654                        1,654
    Prepaid expenses and other current
       assets ......................................      12,459                       12,459
                                                       ---------    ---------       ---------
       Total current assets ........................     447,595         (200)        447,395

Property, plant and equipment, net .................      66,901                       66,901
Goodwill, net ......................................       1,100                        1,100
Other intangibles, net .............................      15,185                       15,185
Other assets .......................................      44,246          (44)(b)      44,402
                                                                          200 (a)
                                                       ---------    ---------       ---------

       Total Assets ................................   $ 575,027    $     (44)      $ 574,983
                                                       =========    =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
    Notes payable ..................................   $ 148,931    $    --         $ 148,931
    Current portion of long-term debt ..............      44,953      (20,000)(c)      24,953
    Accounts payable ...............................      68,312                       68,312
    Accrued expenses ...............................      80,800          (17)(b)      80,783
                                                       ---------    ---------       ---------
       Total current liabilities ...................     342,996      (20,017)        322,979

Long-term debt .....................................         273       20,000(c)       20,273
Post-retirement medical benefits and
   other liabilities ...............................      44,455                      44,455
Accrued asbestos liabilities .......................      23,758                      23,758
                                                       ---------    ---------       ---------
       Total Liabilities ...........................     411,482          (17)        411,465

Stockholders' Equity:
    Common stock ...................................      40,972                       40,972
    Capital in excess of par value .................      58,841                       58,841
    Retained earnings ..............................      76,600          (27)(b)      76,573
    Accumulated other comprehensive
       income ......................................       7,799                        7,799
    Treasury stock - at cost .......................     (20,667)                     (20,667)
                                                       ---------    ---------       ---------
       Total stockholders' equity ..................     163,545          (27)        163,518
                                                       ---------    ---------       ---------

       Total Liabilities and
         Stockholders' Equity ......................   $ 575,027    $     (44)      $ 574,983
                                                       =========    =========       =========

         SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

(a) Reflects payment of $200,000 in fees and expenses paid to third parties related to the exchange offer. All such fees and expenses are amortized over the life of the 15% convertible subordinated debentures.

(b) Reflects write-off of $44,000 of capitalized fees and expenses associated with the 6 3/4% convertible subordinated debentures calculated on a pro-rata basis. Tax benefit of $17,000 is based upon an effective tax rate of 40%.

(c) Reflects reclassification of $20,000,000 principal amount of convertible debentures from current to long-term. The 6 3/4% convertible subordinated debentures are due within one year from December 31, 2008 while the 15% convertible subordinated debentures are due beyond one year from December 31, 2008. The fair value of the 15% convertible subordinated debentures is assumed to be at 100% of principal.


                                -----------------


                        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                                                                        YEAR ENDED DECEMBER 31, 2008
                                                      -----------------------------------------------------------------
                                                          HISTORICAL           ADJUSTMENTS                PRO FORMA
                                                      ------------------    ------------------       ------------------

Net sales ..........................................   $          775,241    $             --         $          775,241
Cost of sales ......................................              591,085                                        591,085
                                                       ------------------    ------------------       ------------------
    Gross profit ...................................              184,156                  --                    184,156
Selling, general and administrative
   expenses ........................................              166,199                                        166,199
Goodwill and intangible assets
   impairment charge ...............................               39,387                                         39,387
Restructuring and integration expenses .............               16,858                                         16,858
                                                       ------------------    ------------------       ------------------
    Operating loss .................................              (38,288)                 --                    (38,288)
Other income (expense), net ........................               22,670                 (120)(a)               22,550
Interest expense ...................................               13,585                1,650 (b)               15,259
                                                                                             24(c)
                                                       ------------------    ------------------       ------------------
   Loss from continuing operations
      before taxes..................................              (29,203)               (1,794)                 (30,997)
Provision for (benefit from) income
     taxes .........................................               (8,105)                 (718)(d)              (8,823)
                                                       ------------------    ------------------       ------------------
    Loss from continuing operations ................   $          (21,098)   $           (1,076)      $          (22,174)
                                                       ==================    ==================       ==================

Loss per common share from continuing
  operations
    Basic ..........................................   $            (1.14)   $            (0.06)      $            (1.20)
                                                       ==================    ==================       ==================
    Diluted ........................................   $            (1.14)   $            (0.06)      $            (1.20)
                                                       ==================    ==================       ==================

Average number of common shares
    Basic ..........................................           18,500,229                                     18,500,229
                                                       ==================                                ===============
    Diluted ........................................           18,531,148                                     18,531,148
                                                       ==================                                ===============


(a) Reflects write-off of $120,000 of capitalized fees and expenses associated with the 6 3/4% convertible subordinated debentures calculated on a pro-rata basis.

(b) Reflects increase in interest expense resulting from exchange of $20,000,000 aggregate principal amount of our outstanding 6 3/4% convertible subordinated debentures due 2009 for $20,000,000 aggregate principal amount of 15% convertible subordinated debentures due 2011.

(c) Reflects increase in interest expense resulting from the excess of amortization of $100,000 of capitalized fees and expenses associated with the 15% convertible subordinated debentures over amortization of $76,000 of capitalized fees and expenses associated with the 6 3/4% convertible subordinated debentures.

(d) Tax benefit related to pro forma adjustments is based upon an effective tax rate of 40%.

                                                 -----------------


                       RATIO OF EARNINGS TO FIXED CHARGES

                  The following table shows the ratio of earnings to fixed charges for the periods indicated. In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, discontinued operations and fixed charges.


                                                                              YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------------------

                                                                   HISTORICAL      PRO FORMA
                                                           --------------------   -------------

                                                             2007        2008       2008
                                                           --------    --------   --------
                                                                           (IN THOUSANDS, EXCEPT RATIOS)
FIXED CHARGES:
    Interest Expense, Including Amortization of Deferred
         Finance Fees ..................................   $ 19,066    $ 13,585   $ 15,259
    Interest Portion of Rental Expense (1) .............      2,983       3,278      3,278
                                                           --------    --------   --------
         Total Fixed Charges ...........................   $ 22,049    $ 16,863   $ 18,537
                                                           ========    ========   ========

EARNINGS (LOSS) BEFORE INCOME TAXES, DISCONTINUED
     OPERATIONS AND FIXED CHARGES:
    Earnings (Loss) From Continuing Operations
         Before Income Taxes ...........................   $  8,229   $ (29,203)  $(30,997)
    Equity (Income)/Losses of Minority
         Owned Subsidiaries ............................       (116)        319        319
    Distributed Earnings of Minority Owned Subsidiaries         300         281        281
    Fixed Charges ......................................     22,049      16,863     18,537
                                                           --------    --------   --------
         Total Earnings Available For Fixed Charges ....   $ 30,462    $(11,740)  $(11,860)
                                                           ========    ========   ========

RATIO OF EARNINGS TO FIXED CHARGES (2): ................        1.4       N/A         N/A
                                                           --------    --------   --------

(1) Calculated as one third of rent expense, which is a reasonable approximation of the interest factor. (2) Earnings are inadequate to cover fixed charges for 2008 both on a historical and pro forma basis. The deficiency in earnings for the year ended December 31, 2008 is $28.6 million, and on a pro forma basis is $30.4 million.
                                -----------------

         Items 1 through 10 as amended are being disseminated to holders of Old Debentures as part of an Offer to Exchange Supplement on the date hereof. A copy of the Offer to Exchange Supplement is filed as Exhibit (a)(1)(vi) hereto and is incorporated by reference.

ITEM 12.  EXHIBITS.

(a)(1)(i)*     Offer to Exchange, dated March 20, 2009.

(a)(1)(ii)*    Letter of Transmittal.

(a)(1)(iii)*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               other Nominees.

(a)(1)(iv)*    Letter to Clients.

(a)(1)(v)*     Notice of Guaranteed Delivery.

(a)(1)(vi)**   Offer to Exchange Supplement

(a)(2)         None.

(a)(3)         None.

(a)(4)         None.

(a)(5)(i)*     Press Release, issued March 20, 2009.

(a)(5)(ii)**   Press Release, issued April 8, 2009.

(b)            None.

(c)            None.

(d)(i) Form of Indenture (including form of convertible debenture) (incorporated by reference to Exhibit T3C to the Company's Form T-3, filed on March 20, 2009).

(d)(ii) Form of Subordinated Debenture Indenture (including form of convertible debenture) (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 2 to its Registration Statement on Form S-3 (Registration No. 333-79177), filed on July 20, 1999).

(d)(iii) Employee Stock Ownership Plan and Trust, dated January 1, 1989 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

(d)(iv) 1996 Independent Outside Directors Stock Option Plan of Standard Motor Products, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

(d)(v) 1994 Omnibus Stock Option Plan of Standard Motor Products, Inc., as amended and restated, (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-59524), filed on April 25, 2001).

(d)(vi) Supplemental Compensation Plan effective October 1, 2001 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(vii) Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(viii) Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(ix) Amendment to the Standard Motor Products, Inc. Supplemental Compensation Plan, effective December 1, 2006 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(x) Retention Bonus and Insurance Agreement, dated December 26, 2006, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xi) Retention Bonus and Insurance Agreement dated December 26, 2006, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xii) Standard Motor Products, Inc. Special Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K filed January 28, 2008).

(d)(xiii) Amendment to Severance Compensation Agreement, dated as of December 15, 2008, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(xiv) Amendment to Severance Compensation Agreement, dated as of December 15, 2008, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(xv) Amended and Restated Supplemental Executive Retirement Plan, dated as of December 15, 2008 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(g)        None.

(h)        None.

*        Previously filed.
**       Filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       STANDARD MOTOR PRODUCTS, INC.
Dated: April 8, 2009                   By:  /S/ JAMES J. BURKE
                                            ------------------
                                             Name: James J. Burke
                                             Title: Vice President Finance and
                                                    Chief Financial Officer

                                INDEX TO EXHIBITS


(a)(1)(vi) Offer to Exchange Supplement.

(a)(5)(ii) Press Release.